

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Wayne Coll
Chief Financial Officer
Precision Optics Corporation
22 East Broadway
Gardner, MA 01440

> **Re: Precision Optics Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **File No. 001-10647**

Dear Wayne Coll:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services